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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
Under the Securities Exchange Act of 1934

(Amendment No. 1)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Be Free, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
073308108 (CUSIP Number)

James R. Zarley
ValueClick, Inc.
4360 Park Terrace Drive, Suite 100
Westlake Village, California 91361
Telephone (818) 575-4500
Facsimile (818) 575-4508

Copy to:
Kenneth R. Bender
Brobeck, Phleger & Harrison LLP
550 South Hope Street
Los Angeles, California 90071
Telephone (213) 489-4060
Facsimile (213) 745-3345

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 22, 2002 (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box ☐.

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

        1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073308108	13D

1	NAME OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): VALUECLICK, INC. 770495335

2	CHECK THE APPROPRIATE BOX IF A MEMBER	(a)	☐
	OF A GROUP	(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E).☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 0

		8	SHARED VOTING POWER 11,245,652[1]

		9	SOLE DISPOSITIVE POWER 0

		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,245,652[1]

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.09%

14	TYPE OF REPORTING PERSON* CO

          1In addition, Thomas Gerace, a former officer and a stockholder of the Issuer, owns an additional 2,067,901 shares of the Issuer's capital stock which, if still owned on the record date set by the Issuer, will be subject to the voting requirements of the Voting Agreements (as defined in Item 4).

Item 1. Security and Issuer

        The class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of Be Free, Inc., a Delaware corporation (the "Issuer"), with its principal executive office located at 154 Crane Meadow Drive, Suite 100, Marlborough, MA 01745.

Item 2. Identity and Background

        This Statement is being filed by ValueClick, Inc., a Delaware corporation ("ValueClick"). The address of the principal executive office of ValueClick is 4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361. ValueClick is a leading provider of performance-based Internet advertising solutions.

        Information regarding the directors and executive officers of ValueClick is set forth on Schedule I attached hereto. All of the directors and executive officers of ValueClick are U.S. citizens.

        During the last five years, to the knowledge of ValueClick, no person named on Schedule I has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        Pursuant to an Agreement and Plan of Merger, dated as of March 10, 2002 (the "Merger Agreement"), by and among ValueClick, the Issuer, and Bravo Acquisition I Corp., a Delaware corporation ("Merger Sub"), and subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge (the "Merger") with and into Issuer and Issuer will become a wholly-owned subsidiary of ValueClick. At the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Issuer, with Issuer remaining as the surviving corporation (sometimes referred to herein as the "Surviving Corporation").

        As an inducement to ValueClick to enter into the Merger Agreement, certain stockholders of the Issuer entered into Voting Agreements (as defined in Item 4) with ValueClick and have, by executing the Voting Agreements and the related irrevocable proxies attached to the Voting Agreements as Exhibit A thereto, irrevocably appointed ValueClick (or any nominee of ValueClick) as his or its lawful attorney and proxy. Such proxies give ValueClick the limited right to vote each of the 11,245,652 shares of the Issuer's Common Stock beneficially and collectively owned by these stockholders in all matters related to the Merger.

        References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction

        (a)-(b) As described in Item 3 above, this Statement relates to the acquisition of Issuer by ValueClick pursuant to a statutory merger of Merger Sub with and into Issuer, pursuant to which, at the effective time of the Merger, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged with and into Issuer, with Issuer remaining as the Surviving Corporation and as a wholly-owned subsidiary of ValueClick. By virtue of the Merger, each holder of outstanding shares of Issuer's Common Stock will receive, in exchange for each share held by such holder, 0.65882 shares of common stock of ValueClick. Additionally, the Merger Agreement requires ValueClick to assume the Issuer's 1998 Stock Incentive Plan and the TriVida Corporation 1998 Equity Incentive Plan, as well as the outstanding options issued under such plans or certain other agreements.

        In connection with the Merger Agreement, ValueClick entered into voting agreements, dated as of March 10, 2002 and March 22, 2002 (collectively, the "Voting Agreements"), with each of Gordon B. Hoffstein, Chairman and Chief Executive Officer of the Issuer, H. Blair Heavey, Executive Vice President, Sales of the Issuer, Stephen M. Joseph, Chief Financial Officer of the Issuer, Samuel P. Gerace, Jr., Executive Vice President, Chief Technology Officer and a director of the Issuer, Jeffrey F. Rayport, a director of the Issuer, Ted R. Dintersmith, a director of the Issuer, Thomas Gerace, the Dintersmith Family Limited Partnership, the Charles River Partnership VIII, L.P., and the Charles River Partnership VIII-A-LLC (collectively, the "Stockholders").

        As an inducement to ValueClick to enter into the Merger Agreement, the Stockholders entered into Voting Agreements with ValueClick and have, by executing the Voting Agreements and the related irrevocable proxies attached to the Voting Agreements as Exhibit A thereto, irrevocably appointed ValueClick (or any nominee of ValueClick) as his or its lawful attorney and proxy. Such proxies give ValueClick the limited right to vote each of the 11,245,652 shares of the Issuer's Common Stock (the "Shares") beneficially and collectively owned by the Stockholders in all matters related to the Merger. In addition, Thomas Gerace owns an additional 2,067,901 shares of the Issuer's capital stock which, if still owned on the record date set by Issuer, will be subject to the voting requirements of the Voting Agreements.

        In exercising its right to vote the Shares as lawful attorney and proxy of the Stockholders, ValueClick's (or any nominee of ValueClick's) power with respect to the Shares at every meeting of the stockholders of the Issuer and at every adjournment or postponement thereof and on every action or approval by written consent of the stockholders of the Issuer, will be limited to voting the Shares (a) in favor of (i) adoption of the Merger Agreement (ii) waiving any notice that may have been or may be required relating thereto and (iii) any matter that would reasonably be expected to facilitate the Merger and (b) against any matter that would reasonably be expected to hinder, impede, prevent or delay the consummation of the Merger. Additionally, such Stockholder may not enter into any agreement or understanding with any person to vote or give instructions inconsistent with clause "(a)" or "(b)" of the preceding sentence. The Stockholders may vote the Shares on all other matters. Additionally, the Stockholders agree not to dispose of beneficial ownership of any of the Shares during the term of the Voting Agreements.

        The Voting Agreements shall terminate and shall have no further force or effect as of the earliest of (a) the closing of the Merger, (b) the termination of the Merger Agreement and (c) September 1, 2002.

        (c) Not applicable.

        (d) Upon the consummation of the Merger, the directors of the Surviving Corporation will be the directors of Merger Sub immediately prior to the effective time of the Merger, until their respective successors are duly elected or appointed and qualified. Upon consummation of the Merger, the initial officers of the Surviving Corporation will be the officers of Merger Sub immediately prior to the effective time of the Merger, until his respective successor is duly appointed. At the effective time, Gordon B. Hoffstein, Samuel P. Gerace, Jr. and Stephen M. Joseph will be the Chief Executive Officer, Chief Technical Officer and Chief Financial Officer, respectively.

        (e) Other than as described above, not applicable.

        (f) Not applicable.

        (g) Upon consummation of the Merger, the Certificate of Incorporation of Issuer shall be amended and restated to be identical to the Certificate of Incorporation of Merger Sub immediately prior to the effective time of the Merger (except that the name of Issuer will remain Be Free, Inc.), and such Certificate of Incorporation of Issuer, as so amended and restated, will be the Certificate of Incorporation of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware and such Certificate of Incorporation. Upon consummation of the Merger, the Bylaws of Merger Sub, as in effect immediately prior to the Merger, will be, at the effective time of the merger, the Bylaws of the Surviving Corporation until thereafter amended in accordance with the General Corporation Law of the State of Delaware, the Certificate of Incorporation and such Bylaws.

        (h)-(i) Upon consummation of the Merger, the Issuer's Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the Nasdaq National Market.

        (j) Other than as described above, ValueClick currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although ValueClick reserves the right to develop such plans).

        References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreements set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the form of Voting Agreements included as Exhibits 1 and 2, respectively, to this Statement, which are incorporated by reference herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

        (a)-(b) As a result of the Voting Agreements, ValueClick may be deemed to beneficially own and have shared power to vote at least 11,245,652 shares of Common Stock, representing 17.09% of the outstanding shares of the Issuer. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed to ValueClick by the Issuer as outstanding as of March 10, 2002. Except as set forth herein, to the knowledge of ValueClick, no director or executive officer of ValueClick beneficially owns any other shares of the Issuer.

        (c) There have been no transactions by ValueClick in securities of the Issuer during the past sixty days. To the knowledge of ValueClick, there have been no transactions by any director or executive officer of ValueClick in securities of the Issuer during the past sixty days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        Other than the Merger Agreement and the Voting Agreements , to the knowledge of ValueClick, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

  1.
  Agreement and Plan of Merger, dated as of March 10, 2002, among Be Free, Inc., ValueClick, Inc., and Bravo Acquisition I Corp. (incorporated herein by reference to Exhibit 2.1 to the Issuer's Form 8-K, filed with the SEC on March 12, 2002).

  2.
  Form of Voting Agreement, dated as of March 10, 2002, by and between ValueClick, Inc. and certain stockholders of Be Free, Inc. (incorporated herein by reference to Exhibit 2 to ValueClick's Schedule 13D filed with the SEC on March 20, 2002).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

ValueClick, Inc.
Dated: March 25, 2002
	By:	/s/ KURT A. JOHNSON
		Name:	Kurt A. Johnson
		Title:	Chief Financial Officer

EXHIBIT INDEX

  1.
  Agreement and Plan of Merger, dated as of March 10, 2002, among Be Free, Inc., ValueClick, Inc., and Bravo Acquisition I Corp. (incorporated herein by reference to Exhibit 2.1 to the Issuer's Form 8-K, filed with the SEC on March 12, 2002).

  2.
  Form of Voting Agreement, dated as of March 10, 2002, by and between ValueClick, Inc. and certain stockholders of Be Free, Inc. (incorporated herein by reference to Exhibit 2 to ValueClick's Schedule 13D filed with the SEC on March 20, 2002).

SCHEDULE I

        The name, present principal occupation and business address of each director and executive officer of ValueClick, Inc. is set forth below. Except as indicated, the business address of each person listed below is 4360 Park Terrace Drive, Suite 100, Westlake Village, California 91361. Each person is a citizen of the United States of America.

Name and Title	Present Principal Occupation and Name of Employer
James R. Zarley Chairman, Chief Executive Officer and President	Chairman, Chief Executive Officer and President of ValueClick, Inc.
Samuel Paisley Chief Operating Officer and President of Media	Chief Operating Officer and President of Media
David S. Buzby Director	Independent Investor
Robert D. Leppo Director	Independent Investor
Martin T. Hart Director	Independent Investor
Jeffrey E. Epstein Director	Independent Investor
Ira Carlin Director	Chairman of Universal McCann
George R. Raifman Director	Director of ValueClick, Inc.
Stephen J. Umberger Director	Co-Owner and President of the Jacksonville Tomcats
Tom A. Vandais Director	Director of ValueClick, Inc.
Kurt A. Johnson Chief Financial Officer	Chief Financial Officer of ValueClick, Inc.
Peter Wolfert Chief Technology Officer	Chief Technology Officer of ValueClick, Inc.

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  Item 1. Security and Issuer
  Item 2. Identity and Background
  Item 3. Source and Amount of Funds or Other Consideration
  Item 4. Purpose of Transaction
  Item 5. Interest in Securities of the Issuer
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
  Item 7. Material to be Filed as Exhibits
EXHIBIT INDEX
SCHEDULE I